1

Filed by Fifth Third Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Old Kent Financial Corporation

Securities Act Registration Statement No 333-52182

Company Name:	Fifth Third Bank, Cincinnati

Host:	Salomon Smith Barney Fourth Annual Financial Services Conference

Presenters:	Neal Arnold, Chief Financial Officer Wil Daly, Chief Marketing Officer

Scheduled Start Time:	10:45 A.M. EST

Date:	01/25/01

Available for approximately thirty days following the date of the conference by accessing the following world wide web address: http://www.veracast.com/ssb2/financial_services_2001/clientaccess/84304165.cfm

This document contains or may contain forward-looking statements about Fifth Third Bancorp, Old Kent and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third Bancorp, Old Kent and the combined company including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates” or similar expressions. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third Bancorp and Old Kent do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the businesses in which Fifth Third Bancorp and Old Kent are engaged; and (6) changes in the securities markets. Further information on other factors which could affect the financial results of Fifth Third Bancorp after the merger are included in Fifth Third Bancorp’s and Old Kent’s filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission’s website at http://www.sec.gov and/or from Fifth Third Bancorp or Old Kent.

Investors and security holders are advised to read the proxy statement/prospectus regarding the transactions referenced in this document, because it contains important information. The proxy statement/prospectus has been filed with the Commission by Fifth Third Bancorp and Old Kent. Security holders may receive a free copy of the proxy statement/prospectus and other related documents filed by Fifth Third Bancorp and Old Kent at the Commission’s website at http://www.sec.gov and/or from Fifth Third Bancorp or Old Kent. Old Kent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Old Kent with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Old Kent’s proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 25, 2000. This document is available free of charge at the Commission’s website at http://www.sec.gov and/or from Old Kent. Fifth Third Bancorp and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Fifth Third Bancorp with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Fifth Third Bancorp’s proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 9, 2000. This document is available free of charge at the Commission’s website at http://www.sec.gov and/or from Fifth Third Bancorp.

MODERATOR: Our next presenter is Fifth Third. In our view, Fifth Third represents the gold standard for the regional banks. Fifth Third’s impressive history of EPS group and top-notch shareholder returns is well documented. On the surface, Fifth Third’s formula for success is so basic it almost seems insufficient to describe the company’s stellar performance. Fifth Third simply executes better than anyone else. They sell more product, and produce is cheaper than their competitors. Credit quality remains pristine, because, in their view, taking more credit risk has never paid you enough. And, on top of it all, has a very entrepreneurial atmosphere, where employees are measured and held accountable to ambitious financial targets, creating a culture of achievement and competitive thinking. So I think what perhaps makes Fifth Third’s story so compelling is that the deeper one probes, the more one appreciates just how unique (sic) this bank is. Today, we have Neal Arnold, Chief Finance Officer, and Wil Daly, Chief Marketing Officer of Fifth Third.

NEAL ARNOLD: Thank you, Keith. I’m always intimidated, when they do a webcast event. I think I was better in radio voice. But I’m happy to spend a couple of moments today to talk to you a little about how the Old Kent integration is going, how we feel about the balance sheet — because I think that’s important not only as it relates to Old Kent position today, but also as it relates to people’s concerns about a downturn.

      And then Wil is going to come and talk to you about the execution pieces of our deposit effort, that’s been longstanding in the company, but also how we’ve translated that to Old Kent, and give you an update there.

      I think most of you are used to seeing the slides. The only thing that I would add is that we’ve now been able to add year 2000 to this slide. We think that consistency is important. We think we are paid to deliver both growth and consistency, in equal measure. And we think that economic environments, such as the one we’re heading into, certainly are not new to our company. And certainly we’re mindful of the challenges that they create.

      A little about the balance sheet as it relates to Fifth Third on a stand-alone basis. If I could sum up this slide, I would tell you that we believe, at Fifth Third, that flexibility beats forecasting, every day. Whether it’s rate risk forecasting, whether it’s credit underwriting. I wish I could stand up here and tell you that we believe that we have the best models in the industry, but I’d have to tell you that that’s probably not true.

      And so we believe that flexibility is the hallmark of our company; that too much time and effort is spent in our industry in believing that your forecasting model and acumen will deliver you in difficult times. And, unfortunately, we live in a world where those unexpected surprises are usually the ones that catch you. You can see, as it relates to the balance sheet and credit quality, we have coverage ratios that are very strong, and certainly above sort of ten-year watermarks. I think ten years are important because, in that time frame, we’ve had other cycles, equally challenging. I’d also point out that Moody’s upgraded us, back in September 2000. We didn’t know that it was fortuitous at the time, but we certainly aren’t bashful about pointing it out. The thing I’ll tell you as it relates to Fifth Third is that we’re in four lines of business: Retail and commercial, which most people certainly have; the investment advisory business I’ll talk to in a moment; and our transaction processing or MPS.

      Highlights as it relates to our performance in the fourth quarter: You can see nineteen percent growth in earnings per share; eighteen percent in net income; ROA back above two percent; return on equity at twenty percent. And that’s with very strong capital levels — you can see back at almost ten percent. In fact, if you asked me the highlight of 2000, I would tell you, in a rising rate environment, we integrated our largest acquisition, over in Indiana, CNB, still delivered these kinds of financial goals. CNB had six percent capital, and we were able to get our balance sheet back to the kind of both-feet-on-the-ground that we are used to having at Fifth Third. And I can tell you that we worked very hard on that, during the last year. We didn’t know that David Wagner was going to call us, along about the end of the year. But you never know how to forecast those events. So, I tell you, the speed by which you get both feet on the ground is important to us, and it’s always seemed to be fortuitous for our company. You can see our overhead ratio, back down to the levels — and I think the low-forty-one kind of category in the fourth quarter, and we would expect that to continue to go down.

      Let me talk a moment as it relates to some of the integration of Old Kent. We have made all the people selections. We are fully done with the org charts. I would tell you, in the new affiliates that are created, one of the hallmarks of our company is that we don’t see, as it related to CNB, as an acquisition of a $6 billion bank in Indiana; we saw it as three new affiliates. I think you see that in our company. And, clearly, on Old Kent, we see it as a Chicago, a Grand Rapids, a Greater Detroit, and a northern Michigan affiliate, and those people have all been identified , and we’ve built those org charts. All the lines of business report to a local person. I can’t underscore the point strongly enough that we believe that product line organization thought processes failed pretty miserably in our industry, because most of the banking competition is local. The people that you’re up against are local. And we think that execution is important on the local level.

      Here are some of the geographics. Probably unique about Old Kent for us was that it got us heavily into the western part of Michigan, as well as the Detroit and Chicago marketplaces, in a concentrated MSA market presence. We have had a strong bias to the metropolitan markets, because that’s where we’ve been able to grab market share. We aren’t trying to bank all the rural parts of Kentucky or other parts of our footprint — not that those aren’t nice areas; it’s just that we are looking for growth opportunity.

      Expanding on the local theme, I think that most of you have heard us talk about executing locally. I’d probably take you all the way down to the bottom. We trust capitalism inside this company. What that means it that we reward for growth and we measure for growth. And Wil will talk to you a lot about that. It strikes me that big companies decay from the inside out, over time, because you lose the sense of accountability that you’d have if you and I started a firm together. You know, the two of us probably wouldn’t put up with under-performance. And I tell you that’s something that’s central to our company.

      Here is a quick point as it relates to ownership. I would tell you that we own approximately ten percent of the company at Fifth Third. Our people across the company think more like shareholders than like employees, and I think that’s one of the biggest impacts that we can do as a company.

      You can see performance over time — our equity performance versus the S&P both on one-year, five-year, ten-year, twenty-year. The point I would make is consistency has worked. A lot of investors in bank stocks try to time it. I think compounding still beats the timing capability, regardless of the institutions.

      The other business we’re in, real quickly, is we’re used to improving profitability of what we acquire, whether that’s on thrifts or whether that’s on underlying banks. You can see, in Louisville, Kentucky, we started with a thrift. And, in Louisville, we made 162 on assets. In Columbus, we started with a lot of odds and ends; we made over two on assets in Columbus. And part of the earnings driver of our company is that the whole company is not earning 211 on assets. And the ability, as we mature the product line, as we penetrate more deeply into the local markets, we’ve been able to move the bar up. And you can see that, in Indiana, just in the past year.

      Really quickly, on the balance sheet, pro forma, with Old Kent, I think it’s worth sort of stepping back and looking at the health of the balance sheet. We believe that we will have a Fifth Third-like balance sheet very quickly, this year. And that will be one of the highest priorities. Having the HR issues behind us, as it relates to Old Kent, I would tell you that system conversions and restoring the balance sheet impeccability is certainly the key strategies that we had. One of the things we talked about when we announced the deal was that this was not assumption accretive; this was something that clearly had the ability to achieve interesting returns for our shareholders without making outlandish kinds of discussions on those assumptions, on revenue synergies or redeploying capital. And so I think it’s worth reiterating that, at a time of economic instability, that we are not out there guilty of over-promising.

      I’ll tell to you a little bit about as it relates to pro forma credit quality. Non-accrual loans in our company with Old Kent will total $174 million. I think that’s worth pointing out and underscoring. On a fairly sizeable loan portfolio, that’s a fairly low number. One of the challenges we have is if two or three credits go on non-accrual, people tend to calculate the growth rates and asset quality. I would tell you that we look at it in a coverage kind of thought process. And I’d also tell you that we spent a lot of time, in the last year, cleaning up Indiana as it relates to CNB. And we feel like we spent more than normal charge-offs, in the last year, to bring them up to our kind of standard. Non-performing assets of 47 basis points, reserve coverage of better than three times, and certainly charge-off levels that we think are manageable.

      Let me spend a moment just to kind of add some color as it relates to the loan portfolio of our companies, and how we look at the business. I think the biggest thing in the Midwest is that people all try to decide where is our economic exposure. And as you look at this portfolio — this is our commercial loan portfolio. You can see it’s quite balanced. I would tell you that the real estate piece of the portfolio is probably ninety percent owner occupied; that the service business, manufacturing, auto dealers — you can see that those are not dramatically large pieces of our portfolio. I would also tell you that if you look at the average Obligor exposure, I don’t think that that would qualify as a national syndication business at $500,000 a loan.

      If you look at our two portfolios, when we put Old Kent and Fifth Third together, both including consumer and commercial portfolio, I would tell you I think you have a very balanced portfolio. And if you looked at the Obligor and the average borrower, they stay in the $300,000 to $500,000 kind of area. If you look at these portfolios, we have a pretty diversified loan portfolio there in the Midwest. You can see home equity, residential, commercial. It’s largely all an in-market, small-size type portfolio.

      One of the other things that we think made Old Kent attractive to us was that we didn’t feel like we had to compromise our kind of financial performance. These are some of the measures that we care an awful lot about at Fifth Third: ROAs, efficiency levels, and equity capital ratios. I would tell you that we are dedicated to returning our equity capital ratios, much like we did at CNB as it relates to the Old Kent transaction. We think that that is going to be something that moves quite quickly in this environment; one of our highest priorities. As it relates to what does Fifth Third look like after the deal, we think that we’re back at the efficiency levels, the kind of growth rates, ROAs and ROEs that most of you have come to expect from Fifth Third. Again, before we get into the guts of some of the saves and the revenue enhancements, we think that Will will talk about in a moment. (sic)

      Speaking really quickly as it relates to the Midwest — I realize you all probably know a fair amount about the Midwest, but I think that this is a slide we’ve shared with people — we see the opportunity concentrated in MSA markets for this transaction as providing us an awful lot of raw material. Wil will talk to you about the deposit side of the business. I can’t underscore how important that is to our growth and to our appetite to continue to build the franchise. But if you look at Michigan, Ohio, Indiana, and Illinois, you have all states that have large markets of deposit share, out there in the Midwest. In addition, they are still very unconsolidated markets; they are still the kinds of competitors we’ve been used to competing against. So I can tell you that even before Old Kent called, we had a lot of interest in Michigan, had a lot of interest in the greater Chicago suburban markets, because of the magnitude of the markets of deposits that are available in those areas. One of the other things that I think we’ve demonstrated over the years, we have a bias toward allocating people and capital in our company, and looking at our businesses. If you go all the way down to the bottom of this sheet, you can see that in the CNB acquisition, they had about 35,000 net income per FTE, at the time of the acquisition. You can see that today, a year after the announcement of that transaction, they’re up to 78,000 net income per FTE. They still aren’t up to two on assets, but we’ve made great strides in building the focus and the efficiency of the employee base, aimed at impacting their individual P&Ls. And if you look at Old Kent, we see a lot of the same kind of opportunity. In our industry, we try to focus people on growing deposits, fee income, and then loans. In that order. And that’s how we think that you impact the P&L.

      With that, I’m going to turn it over to Wil. Wil runs all of our deposit and loan pieces, as well as our marketing ...

      WIL DALY: Thank you. I’m always glad to be up here to explain our retail strategy. But I’m always reminded I feel a little bit like an FBI agent at a convention of anarchists, and teaching you how to build a better bomb. It’s not my idea of a good time to really go through this strategy, because it works.

      One of the things that we’ve been doing, for the last six years — certainly on the deposit side and then on the home equity — is we’ve been running campaigns. And what you see here is an example of our most current campaign. Every affiliate is listed. This drills down to every banking center: The 600 banking centers we have, the 300 at Old Kent. They all have goals. They all have goals for new accounts; they have new balances. The one that we really worry about is the new balances, because that’s what we get paid on and that’s what we earn on.

      Every goal — and this has been for six years — has been thirty-five percent over the prior period, prior year. So, about year three, I went in to George Schaefer, and I said, George, here’s the campaign. And he said, what’s the goal? And I said, it will be thirty-five percent over. And he said, well, I think that’s wimpy. And I said, well, George, let’s look at other banks — thirty-five is huge. He said, no, I think it’s really wimpy. I said, yeah, but, George, thirty-five over thirty-five on top of thirty-five. Then, all of a sudden, I was thinking to myself, these are really affiliate presidentÎs goals ... we have them out there. So I said, you’re right, they are wimpy — how does fifty percent sound to you, George? So he bought into the fifty. I’ll give you the answer: At the end of the campaign, it was thirty-five. Thirty-five seems to work. We do it twice a year, and we can end up in double-digit growth for core deposits. The real key here is your bottom left hand corner. This says Old Kent. So, at day one, we went out there, and we said, this is our campaign; you, Old Kent, are going to participate; you are going to have our products.

      This campaign is driven by two parts, primarily. One is totally free checking and the other is our interest-bearing checking, platinum. Whereas we pay basically what I would call a money market type rate. But you can see that they are participating, and they’re participating very well. One of the things that Neal touched on is that when we bought Old Kent, we really did get a quality organization when it comes to the franchise. They’re good retail folks. They hadn’t had the kind of revenue growth that we had had, they hadn’t had the kind of campaigns that we had, so we thought we ought to bring it to them early and often.

      These are kind of ads we run. This actually is a direct mail piece. We always start the campaign with a totally free direct mail piece. I can not overemphasize just how well Pyrex does. We follow Pyrex with duffel bags. We follow the duffel bags with what are nominally called soccer mom chairs. The good news about the soccer mom chairs is that they have the Fifth Third logo on the back, so that if you go to any kind of a sporting event, or what have you, you get to see your logo all over the place, and everybody says, well, isn’t that branding? And we’re saying, yes, it is, but we also got to sell a checking account at the same time. Our average cost per gift is about nine percent.

      One of the affiliate presidents called me up — and this is in one of the markets where we had cobbled together a number of thrifts, so that he’d had people who had dealt with premium gifts in the past. He called me up and he said, Wil, you are turning me into a blanking thrift. I said, no, Bob, let’s step back and look at this. Really, what we had been seeing, for some time, is that the average consumer in America did not like paying a service charge. In other words, their balance fell below, for one day, and all of a sudden we hit them with six dollars. Annualized, we used to collect about eighteen dollars a year on these accounts. But all we really did is that we antagonized the consumer.

      So what we did is we introduced Totally Free, as opposed to continuing to move our minimums down. We introduced Totally Free, and all of a sudden there’s no monthly service charge. That’s the good news. Well, the real good news is that they get comfortable with the account. It’s got a matrix for overdrafts underneath. So, day one, all of a sudden, something doesn’t hit the same day it’s supposed to, and they get ready for a service charge, an overdraft charge, and a bounced check. Okay? In our magnanimity, we actually — you know, we pay the check, and they get a charge of twenty-seven dollars. And, gee, they bring it back to you, and bring a new check in, in two days, so they get five dollars a day. So we actually made thirty-seven dollars on that transaction.

      And then they get more comfortable with the system, and then they go make their mortgage system, as opposed to being late there. And we didn’t bounce a check when they had too many checks that month, and they would have normally bounced it to the doctor; the doctor would have just gone through and charged them and made them feel guilty. So the bottom line is that I’m doing four times as many consumer checking accounts. My average balance has gone from $1,200 to about $1,000. And my fee income has gone up forty-six percent. So do I like Pyrex? I’m a fan of Pyrex.

      Platinum Checking. This is actually a billboard, and we ran a number of billboards in some markets — this one was in Cleveland. And this is from some time ago, and we’ve been up and down the spectrum. I think we’re at four, right now. And we have a promo out there, six percent, which I just love telling people, because everybody is always like, oh my god, how can you possibly afford to pay six percent. There are three things that contribute to that. Basically, we’re saying, look, if you keep ten thousand or more, we’re going to pay you a fair rate. Now, I would argue, as opposed to Fidelity or Schwab, that fair rate also includes free ATMs and clearly, in our footprint, that means 1,100 ATMs. And it also means 900 banking centers on top of the ATMs. So really there is something. There’s FDIC insurance. So I’m not so sure I have to be paying 6.25, but I certainly have to be paying you a fair rate. When we introduced this account, we might as well just run a carpet from every other bank in town, especially those that you defined as large commercial banks. Prior to that, if they had a customer with $20,000, they would say to that customer, yes, you probably do deserve something; why don’t you leave $10,000 in a DDA, and I’ll sweep overnight into something, and I’ll charge you something on a monthly basis. And the consumer said, okay, thanks.

      So I walked along and said, you know what, I’ll give you — anything over $10,000, I’m going to pay you 4.50 or I’ll pay you five, whatever it is, a fair rate. And they said, how much do I have to keep? And I’m like, well, fall below $10,000, and I’ll still pay you three. And this is in a world where everybody’s trying to pay you less than one. The average balance for that account — and over the six years, it’s grown to a $1.5 billion — the average balance has not significantly changed; it’s gone from $19,500 to $20,000, and it has stayed there.

      Of course, in a rising rate environment, it becomes a challenge to say how much am I going to pay. So what we did is we basically took a page from the consumer lending side and said, guess what, we’re going to go out there with a separate type ... we’re going to go out there with a premium offer — and, yes, we might have some cannibalization, but the good news is we’re going to have $200 million at six percent, we’ll be able to lob that rate down. But we didn’t go in past the $1.5 billion.

      The other key to this account is, if I’m out there at, arguably, 4.50 or five percent, which I was a little while ago, the market looks at me and says, how can you pay five percent for checking? I just told you the tier. So I was paying five percent for the top tier, 2.50 for the bottom tier; so I’m somewhere in and around four or 3.94, in a market where my competitors are borrowing from Fed funds at 6.50 and are paying seven percent for CDs. And I’m growing these balances double digits every year, but 35 percent over the campaign. So it made a lot of sense for us. It did two things. One is, no campaign works if it’s not tied to growth. And, two, if you’re trying to improve your mix because of some of the things you’ve bought in the past, core checking works. What I like about it is that most of my competitors think that checking accounts are hard, they think they’re dirty, they think that they’re something that you can’t grow. If it’s double digit growth, I would argue, in five years you can double your portfolio.

      Direct loan campaign. The same thing. You identify the affiliates, you give them the goal. You can see, once again, Old Kent here. I don’t have some of their numbers in here, but I have their actuals for this period. This campaign just kicked off a week ago, which is why the run rate is five, and I think the Bancorp is at four ... Old Kent is actually at nine, so we’re at five-something for the bank. And these things tend to take on momentum. They don’t start strong and then run down; then tend to build momentum as we kick them off.

      The other thing we do here is that I give this report to both George Niehaus and to Bob Schaefer. I’m going to rephrase that. I give it to George Schaefer and Bob Niehaus, on a weekly basis. What they do is they then send notes out. I will tell you that, one time, I was the beneficiary of a note, and we had a money market campaign, and we had grown by twelve percent, which I thought was pretty good. At which point George circled the twelve and said, Will, you are failing savings. So you get that kind of focus. You get the kind of structure we have with the affiliate managements, where they own everything in that market. And that’s the reason that we do continue to grow.

      This is the ad that we’re using for the direct loan campaign. We, like everybody else, will go out there with a teaser rate, because you’re going to have about half your market that likes the teaser rate. But for the past three years, that which has really worked and generated about half our volume has been that you can borrow $10,000 for $99. Okay? And this is really compelling, because $99 less $100 sounds like — you know, $10,000 sounds like a lot of money. And we’re just amazed at how many people continue to do this. Now, the good news is, I think, this started like an eighteen-month campaign — excuse me, an eighteen-month loan. We’re probably at about 265 to keep it at the $99 a month loan. So we’ve extended it, in order to keep the $99.

      But we tend to be out there in newsprint and radio. Having said that, this year we did our first bye-bye bills on TV. You know, our cost structure doesn’t allow for a lot of TV, so we say what works? Suburban newspapers work. Newspapers work. Radio really seems to work. The consumer — if you’ve got a compelling argument, the consumer will find you.

      Year over year, demand deposit and interesting checking balances increased by eleven and eight percent. Consumer demand deposits increased by seventeen percent. This is a direct reflection of totally free checking. Retail deposit service charges in 31 percent. And, as I told you, it was 46 percent for NSF. Direct installment loan balances increased by 20 percent, fueled by originations of 2.5 billion compared to two billion a year ago.

      That wouldn’t be happiness to see me. Now, you might remember, this is a line when Michael Douglas walked in on Gwyneth Paltrow, and she said — he had thought he had had her murdered. Well, if you think that Michael Douglas was surprised, you should have said what happened when we went to the commercial loan officers and said, guess what, you’re going to have a campaign that’s going to be just the same thing we run out in the branches, and you and the banking center managers and the tellers are all going to be tied to the same accounting. They were not happy. So we came up with a campaign. This is the commercial deposit campaign. It looks very much like the retail campaigns. Hawaii 5-3, that’s their idea of how to be clever. But what you see, on the far right, is you have account balances goal and then you have the pay. So they’re at 76 percent. The pace they should be is 65 percent. And they’re at the thirty percent year-over-year. Again, you have each affiliate. And we go through that. And you’ll be happy to know that we also gave every loan officer a P&L, and every loan officer has a goal. So we have one through 254. The Ïwork in progressÊ are the ones who are at the bottom. We decided not to share the names with you.

      But, again, you can see what happens when you go out there and say, this is part of your job and this is what you will do — and we are going to track it. And I would say that that is probably the biggest significant change we’ve had in terms of deposit. And we’ve said — it works on the retail and it works on the commercial.

      Now, I will say, what was kind of interesting when we rolled this out — they all said, well, you don’t understand my business. And we kind of said, well, yeah, we do; you write a deal and then your client takes you out to lunch, which would suggest that the client is happy.

      But they said, no, no, you have to understand that it takes a long time to bring in a checking account. It takes six months. Okay. Well, if you don’t have any volume, that suggests that, six months ago, you weren’t doing anything. So we said, you know what, here’s the line in the sand, here’s the campaign, and we have to get after it, and we’re tracking it, and George knows who you are, on a monthly basis. Now, having said that, and sounding semi-deprecating, average commercial deposits increased eleven percent. Now, you all cover banks. I would tell you that that is heroic. I mean, this is a world that doesn’t grow, and that is heroic.

      Business 53, which is small business, grew by 28 percent. That is pretty much in keeping with what we’ve had for the last five years, because that’s driven as much by the branches and the small business relationship with those managers. Commercial checking services, our charge is about 59 percent. Again, the 59 and the eleven — and I will tell you that that campaign has worked significantly well for us. International services increased by 336 percent. And that’s just probably because, among other things, we are getting our story out that here is a Cincinnati bank — and, oh, by the way, we do overseas and we have an office in Brussels, and we can handle the following. And that plays very well. I mean, Cincinnati has a number of international companies. Cleveland does. Toledo does. Obviously, as we go into Michigan and Illinois, that will play equally well.

      Anyway, I thank you for your time. And Neal and I are available for questions.

MODERATOR: I’d like to start it off. One of the concerns in the market, with the Old Kent acquisition, was how quickly Fifth Third could raise the growth of that franchise. But then I was looking through your results for consumer checking and for deposits. And actually, in both cases, Old Kent was far ahead of consumer checking, at 32 percent of their goal versus 18 percent for Fifth Third. So is that due to your giving them lower goals versus Fifth Third? Why would that be?

WIL: Actually, I think, among other things, the first piece of the campaign is the direct deposit, and it gets mailed out, the direct mail piece. And I think as I suggested in Cleveland, where we had 34 percent growth, what you’re finding is a market that did not have a major player with a major franchise with that kind of support out there, saying, hey, totally free checking, introducing it to a market, and we’ve got the franchise to support it. And I think that’s what gave them the initial jump. And we are now rolling out the media, which would be newspaper and radio.

NEAL: I think that it shows the power of focus. I think that we get too caught up in our industry, looking out there, trying to decide what can’t be achieved, because we look at other people or we look at the economy. And by measuring people, I think that we find that performance always picks up. You know, they pick up in thrifts, they pick up in a bunch of different franchises that certainly, in our history, one has high quality as Old Kent. So I would tell you that we believe that that is a functioning of focusing them.

QUESTION: Could you give us a timetable in terms of full integration of everything? That’s number one. And in terms of cost savings, what are we looking at in terms of cost savings? And, number three, since we both had well-established, good names, what kind of name are we looking at?

NEAL: I can start with the easiest ones first. It will be Fifth Third. And I would tell you that that’s well under way. We have outlined conversion schedules for the conversions. We’ve broken it up into, I believe it’s four different conversions. The first one will be bringing Fort Wayne into the Indianapolis piece. And then we will quickly move through the rest of the franchise.

      As it relates to that integration — and everybody always means different things by integration — we certainly are identifying all of the various people assignments. As we move through systems integrations, and those kinds of things, I would say that they would trickle throughout the rest of this year. As we told people, we expect to close in the second quarter. There’s no reason to expect that that’s not the case, and it’s probably early second quarter. I would say, as it relates to cost saves, I think we’re very comfortable with our estimates, at this point, on cost saves. I think that everything we’ve found would lead us to believe that we’re typically conservative.

QUESTION: You, CCF, and Charter One all have a very similar, totally free checking program. CCF talks about the fact that their clients graded A through F all are profitable. Charter One tries to fee off the clients at the lower end. I am wondering where you stand.

WIL: I’ll give you the analogy, because we had the conversation, last night, with some analysts. And when it comes to totally free checking and the customer that you’re getting, I’m telling you that entry-level, prior to this balance, was $1,200, and now it’s $1,000. I don’t think I have changed much in the type of customer that I’m looking at.

      What I do think is that I’m addressing basically what middle America market, in the Midwest, is asking for. Consequently, I spend very little time looking at customers and analyzing profitability by segment. The analogy I’ve used is that I’m throwing a fish out there — excuse me, I’m throwing a net out to catch fish. I’m going to get tuna, I’m going to get sea bass, I’m going to get a shark, and I’m going to get a lot of minnows. But the answer is that I’m getting protein. So, yes, I can tell you what the profitability for the bottom tier is, and yes the NSF is higher at their end, and yes the top end is keeping a larger balance with me. But the middle section, which basically is the 1,000 to 1,500, is keeping those balances with me at four times the rate that my prior entry-level product was; they’re using my ATMs and they’re not causing me any trouble. And the other thing is that it has absolutely no impact on branch traffic. So what don’t I like about it? Because my argument would be that I’m not really getting a $1,000 customer; I’m really getting a $4,000 customer, under my own scenario. So I do not spend a lot of time, as you can see, worrying about taking a look at that. Now, time will tell.

      But this has been going on. We did it with a pilot with an affiliate in Dayton, before we rolled it out. We had bought two banks that had done it, and were satisfied with the results. And you can see — anybody can grow can grow the consumer DDA at seventeen percent — I think, sometimes, that we, as bankers, tend to over-

analyze. Probably the next thing you want to do is don’t let finance talk to your people because really it’s growth and it’s campaigns.

QUESTION: Can you comment about asset management trust custody and what that looks like going forward?

NEAL: Yeah. I will tell you that that’s — if you looked — I think it was our presentation in Boston — we talked to people a lot about trying to mature the product lines in some of our affiliate markets. And I think if you understand our company and our prior acquisitions, a lot of our franchise is built on retail banking and retail deposit taking. So, clearly, one of the strongest internal initiatives is to continue to grow both the middle-market commercial lending and the trust business in those markets. So adding sales force is probably the biggest way that we do that. But, clearly, we announced, at the end of last year, the acquisition of a money manager in Cleveland. And I’ll tell you that we’re certainly open in footprint asset management; because we think, just like checking accounts, we know how to do distribution well, we think we know how to manage a sales force to bring the kind of clients to the asset managers; so, we think that there are certainly opportunities for both of us to win in that business. I don’t think that we would do something heroic, necessarily, though.

QUESTION: Bank One is obviously a big competitor in most if not all of your markets. Have you seen any change in their competitive strategies, and the aggressiveness or lack thereof of their competitive approach? And if you haven’t, what are you anticipating in that respect?

NEAL: My New Year’s resolution was not to say anything disparaging about our competitors. I would tell you that I think that there’s still an awful lot of opportunity in our markets. I would tell you that I think there’s a lot of retail banking inside of Bank One. And I think that they are in the process of attempting to put more focus on it. But I think, in the markets that we’re in, we still see a lot of opportunity. And it’s not just Bank One. But I think it’s clearly the opportunity. Retailing is a tough business, and I’m not sure that banking has done it well, in a lot of cases. Some of the product people have done it well. But I’m not sure that the banks, in general — you know, retailing is a seven-day-a-week, hard business to execute. And I think that part of what Will is trying to show with the campaigns here is, by focusing on it, we think that not able are you able to grow it, but it’s also profitable. So we care a lot about it.

WIL: Let me address kind of the converse of that one, and tell you that, for years, we’ve lived next door to First Star. Across the street, we have two of the top performing banks in the U.S. We both did well. We both did well in our market. Charter One is a good bank. And yet Cleveland has done very well for us.

      I think that Ohio has a very good market for us. I think that Indiana is a good market. I think that Michigan is going to be a good market. I don’t think that competitors per say scare us. I think it is they who get down in the dirt and are willing to hack it out, day after day, are the ones that are going to be successful. And there is room for successful bank systems.

QUESTION: Another big opportunity with the Old Kent acquisition is bringing Midwest Payment Systems — cross-selling that into that customer base. Is it too early to see any results yet?

NEAL: Yeah. I would say that we have hired sales people in most of those markets. We had a fairly large sales force in Chicago, and I think, by crossing with their customer base, we will see the quickest results there. But we have hired sales forces in the Grand Rapids and the Detroit markets, and we will continue to add to that. But that is certainly one of the more attractive ones. We ... obviously have to pay something for that revenue. So that’s clearly an area where we will focus. They are very well thought of, I would say. Their commercial clientele would be top-notch and would be among the better ones that I think we saw in that state.

MODERATOR: If there are no other questions, I’d like to thank Neal Arnold and Wil Daly of Fifth Third.

[END OF RECORDING]